

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 14, 2017

<u>Via E-mail</u>
Teri W. Hunt
Chief Financial Officer
Lakeland Industries, Inc.
3555 Veterans Memorial Highway, Suite C
Ronkonkoma, NY 11779

      Re: Lakeland Industries, Inc.
              Form 10-K for the Fiscal Year Ended January 31, 2016
              Filed April 21, 2016
              File No. 000-15535

Dear Ms. Hunt:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Kevin J. Kuhar

                   Kevin J. Kuhar
                   Accounting Branch Chief
                   Office of Electronics and Machinery